FINANCIAL PRODUCTS

Pricing Supplement No. T2311

To the Underlying Supplement dated February 4, 2022,

Product Supplement No. I-D dated February 24, 2021,

Prospectus Supplement dated June 18, 2020 and

Prospectus dated June 18, 2020

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-238458-02 March 4, 2022
$3,395,000 Accelerated Barrier Notes due March 9, 2026 Linked to the Performance of the Bloomberg Commodity IndexSM
•	Investors will not receive any interest or dividend payments. The securities do not guarantee any return of principal at maturity.

•	If the Final Level is equal to or greater than the Initial Level, investors will receive the principal amount of their investment plus a return based on the leveraged upside performance of the Underlying, subject to the Maximum Return of 60%.

•	If the Final Level is less than the Initial Level but a Knock-In Event has not occurred, investors will receive the principal amount of their investment.

•	If a Knock-In Event has occurred, investors will lose 1% of their principal for each 1% decline in the level of the Underlying from the Initial Level to the Final Level. You could lose your entire investment.

•	Senior unsecured obligations of Credit Suisse maturing March 9, 2026. Any payment on the securities is subject to our ability to pay our obligations as they become due.

•	Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	The offering price for the securities was determined on March 4, 2022 (the “Trade Date”), and the securities are expected to settle on March 9, 2022 (the “Settlement Date”). Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

•	The securities will not be listed on any exchange.

Investing in the securities involves a number of risks. See “Selected Risk Considerations” beginning on page 7 of this pricing supplement and “Risk Factors” beginning on page PS-3 of any accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, any product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Issuer
Per security	$1,000	$27.50	$972.50
Total	$3,395,000	$93,362.50	$3,301,637.50

(1) Certain fiduciary accounts may pay a purchase price of at least $972.50 per $1,000 principal amount of securities.

(2) We or one of our affiliates will pay discounts and commissions of $27.50 per $1,000 principal amount of securities. CSSU or another broker or dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts. For more detailed information, please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date is $968.50 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). See “Selected Risk Considerations” in this pricing supplement.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

March 4, 2022

Key Terms

Issuer

Credit Suisse AG (“Credit Suisse”), acting through its London branch

Underlying

The securities are linked to the performance of the Underlying set forth in the table below. For more information on the Underlying, see “The Reference Indices — The Bloomberg Commodity Indices” in the accompanying underlying supplement. The Underlying is identified in the table below, together with its Bloomberg ticker symbol, Initial Level and Knock-In Level:

Underlying	Ticker	Initial Level	Knock-In Level
Bloomberg Commodity IndexSM	BCOM <Index>	127.0295	88.92065 (70% of Initial Level)

Redemption Amount

At maturity, for each $1,000 principal amount of securities, you will receive a Redemption Amount in cash that will equal $1,000 multiplied by the sum of one plus the Security Performance Factor, calculated as set forth below. Any payment on the securities is subject to our ability to pay our obligations as they become due.

Security Performance Factor

The Security Performance Factor is expressed as a percentage and is calculated as follows:

•	If the Final Level is equal to or greater than the Initial Level, the Security Performance Factor will equal the lesser of (i) the Maximum Return and (ii) an amount calculated as follows:

Upside Participation Rate × Underlying Return

If the Final Level is equal to or greater than the Initial Level, the maximum Redemption Amount is $1,600 per $1,000 principal amount.

•	If the Final Level is less than the Initial Level and:

(i) a Knock-In Event has occurred, the Security Performance Factor will equal the Underlying Return.

(ii) a Knock-In Event has not occurred, the Security Performance Factor will equal zero.

If a Knock-In Event has occurred, the Security Performance Factor will be negative and you will receive less than $700 for each $1,000 principal amount of your securities at maturity. You could lose your entire investment.

Underlying Return

An amount calculated as follows:

Final Level – Initial Level

Initial Level

The Underlying Return will be negative if the Final Level is less than the Initial Level.

Upside Participation Rate

150%

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Maximum Return

60%

Knock-In Event

A Knock-In Event occurs if the Final Level is less than the Knock-In Level.

Initial Level

The closing level of the Underlying on the Trade Date, as set forth in the table above.

Final Level

The closing level of the Underlying on the Valuation Date.

Trade Date	March 4, 2022
Settlement Date	Expected to be March 9, 2022
Valuation Date	March 4, 2026	Subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”
Maturity Date	March 9, 2026

Subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.” If the Maturity Date is not a business day, the Redemption Amount will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day.

The Maturity Date of the securities may be accelerated upon the occurrence of a commodity hedging disruption event, as described under “Description of the Securities—Commodity hedging disruption events” on page PS-26 of the accompanying product supplement. See “Selected Risk Considerations—Risks Relating to the Underlying—A Commodity Hedging Disruption Event May Result in Acceleration of the Securities” on page 11 of this pricing supplement.

Events of Default

With respect to these securities, the first bullet of the first sentence of “Description of Debt Securities— Events of Default” in the accompanying prospectus is amended to read in its entirety as follows:

•	a default in payment of the principal or any premium on any debt security of that series when due, and such default continues for 30 days;

CUSIP

22553PMD8

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Additional Terms Specific to the Securities

You should read this pricing supplement together with the underlying supplement dated February 4, 2022, the product supplement dated February 24, 2021, the prospectus supplement dated June 18, 2020 and the prospectus dated June 18, 2020, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying Supplement dated February 4, 2022:

https://www.sec.gov/Archives/edgar/data/1053092/000095010322002032/dp166662_424b2-ci.htm

•	Product Supplement No. I-D dated February 24, 2021:

https://www.sec.gov/Archives/edgar/data/1053092/000095010321002906/dp146580_424b2-psid.htm

•	Prospectus Supplement and Prospectus dated June 18, 2020:

https://www.sec.gov/Archives/edgar/data/1053092/000110465920074474/tm2019510-8_424b2.htm

In the event the terms of the securities described in this pricing supplement differ from, or are inconsistent with, the terms described in the underlying supplement, any product supplement, the prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the securities and the owner of any beneficial interest in the securities, amend the securities to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in any accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the securities.

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Hypothetical Redemption Amounts at Maturity

The table and examples below make the following assumptions and illustrate hypothetical Redemption Amounts payable at maturity on a $1,000 investment in the securities for a hypothetical range of performance of the Underlying. The actual Upside Participation Rate, Maximum Return and Knock-In Level are set forth in “Key Terms” herein. The hypothetical Redemption Amounts set forth below are for illustrative purposes only. The actual Redemption Amount applicable to a purchaser of the securities will depend on the Final Level and on whether a Knock-In Event has occurred. It is not possible to predict whether a Knock-In Event will occur, and in the event that there is a Knock-In Event, by how much the level of the Underlying has decreased from the Initial Level to the Final Level. You should consider carefully whether the securities are suited to your investment goals. Any payment on the securities is subject to our ability to pay our obligations as they become due. The numbers below have been rounded for ease of analysis.

Principal Amount	$1,000 per security
Knock-In Level	70% of the Initial Level
Upside Participation Rate	150%
Maximum Return	60%

TABLE: Hypothetical Redemption Amounts

Underlying Return	Security Performance Factor	Redemption Amount per $1,000 Principal Amount of Securities
100%	60%	$1,600
90%	60%	$1,600
80%	60%	$1,600
70%	60%	$1,600
60%	60%	$1,600
50%	60%	$1,600
40%	60%	$1,600
30%	45%	$1,450
20%	30%	$1,300
10%	15%	$1,150
0%	0%	$1,000
-10%	0%	$1,000
-20%	0%	$1,000
-30%	0%	$1,000
-31%	-31%	$690
-40%	-40%	$600
-50%	-50%	$500
-60%	-60%	$400
-70%	-70%	$300
-80%	-80%	$200
-90%	-90%	$100
-100%	-100%	$0

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Examples

The following examples illustrate how the Redemption Amount is calculated.

1.	The Underlying increases by 70% from the Initial Level to the Final Level.

Final Level: 170% of Initial Level

Because the Final Level is equal to or greater than the Initial Level, the Redemption Amount is determined as follows:

Security Performance Factor	= the lesser of (i) Maximum Return and (ii) Upside Participation Rate × Underlying Return = the lesser of (i) 60% and (ii) 150% × 70% = the lesser of (i) 60% and (ii) 105% = 60%
Redemption Amount	= $1,000 × (1 + Security Performance Factor)
= $1,000 × 1.60
= $1,600

Because the Final Level is equal to or greater than the Initial Level, the Security Performance Factor is equal to the appreciation in the Underlying from the Initial Level to the Final Level times the Upside Participation Rate, subject to the Maximum Return. Regardless of the appreciation of the Underlying, the Security Performance Factor will not exceed the Maximum Return.

2.	The Underlying increases by 10% from the Initial Level to the Final Level.

Final Level: 110% of Initial Level

Because the Final Level is equal to or greater than the Initial Level, the Redemption Amount is determined as follows:

Security Performance Factor	= the lesser of (i) Maximum Return and (ii) Upside Participation Rate × Underlying Return = the lesser of (i) 60% and (ii) 150% × 10% = the lesser of (i) 60% and (ii) 15% = 15%
Redemption Amount	= $1,000 × (1 + Security Performance Factor)
= $1,000 × 1.15
= $1,150

Because the Final Level is equal to or greater than the Initial Level, the Security Performance Factor is equal to the appreciation in the Underlying from the Initial Level to the Final Level times the Upside Participation Rate, subject to the Maximum Return.

3.	The Underlying decreases by 10% from the Initial Level to the Final Level.

Final Level: 90% of Initial Level

Because the Final Level is less than the Initial Level but equal to or greater than the Knock-In Level, a Knock-In Event has not occurred and the Redemption Amount is determined as follows:

Security Performance Factor	= 0%
Redemption Amount	= $1,000 × (1 + Security Performance Factor)
= $1,000 × 1

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= $1,000

Because the Final Level is less than the Initial Level but equal to or greater than the Knock-In Level, the Security Performance Factor is equal to zero.

4.  The Underlying decreases by 60% from the Initial Level to the Final Level.

Final Level: 40% of Initial Level

Because the Final Level is less than the Knock-In Level, a Knock-In Event has occurred and the Redemption Amount is determined as follows:

Security Performance Factor	= Underlying Return
= -60%
Redemption Amount	= $1,000 × (1 + Security Performance Factor)
= $1,000 × 0.40
= $400

Because the Final Level is less than the Knock-In Level, a Knock-In Event has occurred and you will be exposed to any depreciation in the Underlying from the Initial Level to the Final Level.

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Selected Risk Considerations

An investment in the securities involves significant risks. This section describes material risks relating to an investment in the securities. These risks are explained in more detail in the “Risk Factors” section of any accompanying product supplement.

Risks Relating to the Securities Generally

YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS

The securities do not guarantee any return of your investment. If a Knock-In Event has occurred, you will lose 1% of your principal for each 1% decline in the level of the Underlying from the Initial Level to the Final Level. You could lose your entire investment. Any payment on the securities is subject to our ability to pay our obligations as they become due.

REGARDLESS OF THE AMOUNT OF ANY PAYMENT YOU RECEIVE ON THE SECURITIES, YOUR ACTUAL YIELD MAY BE DIFFERENT IN REAL VALUE TERMS

Inflation may cause the real value of any payment you receive on the securities to be less at maturity than it is at the time you invest. An investment in the securities also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

THE SECURITIES DO NOT PAY INTEREST

We will not pay interest on the securities. You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the Redemption Amount is based on the performance of the Underlying. Because the Redemption Amount may be less than the amount originally invested in the securities, the return on the securities (the effective yield to maturity) may be negative. Even if it is positive, the return payable on each security may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

LIMITED APPRECIATION POTENTIAL

If the Final Level is greater than the Initial Level, for each $1,000 principal amount of securities, you will receive at maturity $1,000 multiplied by the sum of one plus the Security Performance Factor, subject to the Maximum Return. The Security Performance Factor will not exceed the Maximum Return, regardless of the appreciation in the level of the Underlying, which may be significant. Accordingly, the maximum Redemption Amount of the securities for each $1,000 principal amount of securities is $1,000 multiplied by the sum of one plus the Maximum Return. Any payment on the securities is subject to our ability to pay our obligations as they become due.

THE PROBABILITY THAT THE FINAL LEVEL WILL BE LESS THAN THE KNOCK-IN LEVEL WILL DEPEND ON THE VOLATILITY OF THE UNDERLYING

“Volatility” refers to the frequency and magnitude of changes in the level of the Underlying. The greater the expected volatility with respect to the Underlying on the Trade Date, the higher the expectation as of the Trade Date that the Final Level could be less than the Knock-In Level, indicating a higher expected risk of loss on the securities. The terms of the securities are set, in part, based on expectations about the volatility of the Underlying as of the Trade Date. The volatility of the Underlying can change significantly over the term of the securities. The level of the Underlying could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlying and the potential to lose a significant amount of your principal at maturity.

THE U.S. FEDERAL TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR

There is no direct legal authority regarding the proper U.S. federal tax treatment of the securities, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as prepaid financial contracts that are treated as “open transactions.” If the IRS were successful in asserting an alternative treatment of the securities, the tax consequences of the ownership and disposition of the securities, including the timing and character of income recognized by U.S. investors and the withholding tax consequences to non-U.S. investors, might be materially and adversely

Accelerated Barrier Notes      7

affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the securities, possibly retroactively.

Risks Relating to the Underlying

LEVELS OF THE UNDERLYING OR COMMODITIES RELATED TO THE UNDERLYING MAY CHANGE UNPREDICTABLY AND AFFECT THE VALUE OF THE SECURITIES IN UNANTICIPATED WAYS

Fluctuations in the levels of the Underlying or any commodities related to the Underlying may have a material adverse effect on the value of the securities and your return on an investment in the securities. The levels of the Underlying or related commodities are affected by numerous factors, including: (i) changes in supply and demand relationships; (ii) governmental programs and policies; (iii) national and international political and economic events; (iv) expectations of and changes in interest, inflation and exchange rates; (iv) speculation and trading activities in commodities related to the Underlying and related contracts; (v) general weather conditions; and (vi) trade, fiscal, monetary and exchange control policies. The demand for many commodities is also highly cyclical. These factors, some of which are specific to the market for each such commodity, may cause the value of the Underlying to move in inconsistent directions at inconsistent rates, affecting the value of the securities. It is not possible to predict the aggregate effect of all or any combination of these factors.

THE SECURITIES MAY BE ADVERSELY AFFECTED BY “NEGATIVE ROLL YIELDS” IN “CONTANGO” MARKETS

The Underlying tracks the value of positions in futures contracts on physical commodities, where each position is “rolled” periodically out of one futures contract as the expiration date of that futures contract approaches and into another futures contract on the same underlying commodity with a later expiration date. Unlike stocks, which typically entitle the holder to a continuing stake in a corporation, commodity futures specify a certain future date for cash settlement or the physical delivery of a commodity. In order to avoid settlement or physical delivery and maintain continuing exposure to commodity futures, the Underlying unwinds its position in each futures contract shortly before its expiration date and replaces that position with a position in another futures contract on the same underlying commodity with a later expiration date. For example, a futures contract entered into in August may specify a September expiration. As the September expiration date approaches, the futures contract expiring in September may be replaced with a futures contract on the same underlying commodity expiring in October. We refer to this process as “rolling” exposure to an expiring futures contract into another futures contract on the same underlying commodity with a later expiration date. Through this rolling process, the Underlying is able to reflect continuing exposure to futures contracts on the same underlying commodities.

The rolling feature of the Underlying creates the potential for a significant negative effect on the level of the Underlying—which we refer to as a “negative roll yield”—that is independent of the performance of the spot prices of the underlying physical commodities tracked by the Underlying. The “spot price” of a commodity is the price of that commodity for immediate delivery, as opposed to a futures price, which represents the price for delivery on a specified date in the future. The Underlying would be expected to experience negative roll yield if commodity futures prices tend to be greater than the spot prices for the relevant commodities. A market where futures prices are generally greater than spot prices is referred to as a “contango” market. Futures prices on a commodity may be greater than spot prices for a variety of reasons, including costs of storing the commodity until the delivery date, financing costs and market expectations that future spot prices may be higher than current spot prices. As any commodity futures contract approaches expiration, its value will generally approach the spot price of the relevant commodity, because by expiration it will effectively represent a contract to buy or sell that commodity for immediate delivery. Therefore, if the futures market for a given commodity is in contango, then the value of a futures contract on that commodity would tend to decline over time (assuming the spot price remains unchanged), because the higher futures price would fall as it converges to the lower spot price by expiration. If the futures market for a given commodity is in contango and the spot price of that commodity remains constant, the Underlying would enter into a position in a futures contract on that commodity at the higher contango futures price and then unwind that position near the lower spot price just prior to expiration of that contract, and then enter into a position in a new futures contract on that commodity at the higher contango futures price and unwind that position near the lower spot price, and so on over the term of the securities, all the while accumulating losses from the erosion in value that results as the higher contango price declines toward the lower spot price. The remaining time to expiration may also be a factor. For example, a futures contract with a remaining term of one month may have a higher negative roll yield as compared to a futures contract with a remaining term of

Accelerated Barrier Notes      8

six months. Finally, some futures contracts may be in contango whereas other futures contracts on the same commodity may be in backwardation. Any of these circumstances could cause a decline in the level of the Underlying and therefore the value of and return on your securities.

Prospective investors in the securities should understand that futures on the commodities underlying the Underlying may have historically been in contango markets. Therefore, there is a significant risk that negative roll yields may adversely affect the level of the Underlying and the return you receive on the securities. Any negative roll yield will offset any gains in the spot prices of the underlying commodities that may occur over the term of the securities, exacerbate any decline and cause a steady erosion in value if the spot prices of the underlying commodities remain relatively constant.

HOLDERS OF THE SECURITIES WILL NOT BENEFIT FROM REGULATORY PROTECTIONS OF THE COMMODITY FUTURES TRADING COMMISSION

The securities are our direct obligations. The net proceeds to be received by us from the sale of the securities will not be used to purchase or sell commodity futures or options contracts on commodity futures for the benefit of the holders of securities. An investment in the securities does not constitute an investment in commodity futures or options contracts on commodity futures, and holders of the securities will not benefit from the regulatory protections of the Commodity Futures Trading Commission (the “CFTC”) afforded to persons who trade in such contracts.

LEGAL AND REGULATORY CHANGES COULD ADVERSELY AFFECT THE RETURN ON AND VALUE OF THE SECURITIES

Futures contracts and options on futures contracts, including the futures contracts tracked by the Underlying, are subject to extensive statutes, regulations and margin requirements. The CFTC and the exchanges on which such futures contracts trade are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, futures exchanges may have regulations designed to limit the amount of fluctuations in futures contract prices. These limits could adversely affect the market prices of futures contracts, which could adversely affect the return on and value of the securities.

In addition, the regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. The effect on the value of the securities of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the securities. For example, the Dodd–Frank Wall Street Reform and Consumer Protection Act, which was enacted on July 21, 2010, requires the CFTC to establish limits on the size of the positions any person may hold in futures contracts on a commodity, options on such futures contracts and swaps that are economically equivalent to such contracts. In particular, the CFTC has proposed rules to establish position limits that will apply to specified agricultural, metals and energy futures contracts and futures, options and swaps that are economically equivalent to those futures contracts, including many of the futures contracts that may be included in the Underlying. The limits will apply to a person’s combined position in futures, options and swaps on the relevant commodities. The rules, if enacted in their proposed form, may reduce liquidity in the exchange-traded market for the relevant commodity futures, which may, in turn, have an adverse effect on your cash settlement amount. Market participants may decide, or be required to, sell their positions in the relevant commodity futures as a result of these rules. While the effects of these or other regulatory developments are difficult to predict, if broad market selling were to occur, it would likely lead to declines, possibly significant declines, in the price of the relevant commodity futures contracts and therefore, the level of the Underlying and the return on and value of the securities.

YOU MAY HAVE EXPOSURE TO CONTRACTS THAT ARE NOT TRADED ON REGULATED FUTURES EXCHANGES

The Underlying was originally based solely on futures contracts traded on regulated futures exchanges (referred to in the U.S. as “designated contract markets”). At present, the Underlying is comprised exclusively of regulated futures contracts. However, the Underlying may in the future include over-the-counter contracts (such as swaps and forward contracts) linked to commodities and traded on trading facilities that are subject to lesser degrees of regulation than futures contracts traded on regulated futures exchanges or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the same provisions of, and the protections afforded by, the Commodity Exchange Act, as amended, or other

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applicable statutes and related regulations that govern trading on regulated futures exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. The trading of contracts on such facilities and the inclusion of such contracts in the Underlying may expose you to greater risks than those presented by most exchange-traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.

DISTORTIONS OR DISRUPTIONS OF MARKET TRADING IN FUTURES CONTRACTS COULD ADVERSELY AFFECT THE VALUE OF AND RETURN ON THE SECURITIES

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the settlement price of the futures contracts included in the Underlying and, therefore, the level of the Underlying and the value of and return on the securities.

THE LEVEL OF THE UNDERLYING MAY BE CALCULATED AND PUBLISHED AT DIFFERENT TIMES THAN THE PRICES OF ITS COMPONENTS

The level of the Underlying may not correspond to the prices of its components due to differences in timing. The prices of commodities, futures contracts or other components may be calculated and published at times when the level of the Underlying is not calculated and published. Consequently, there could be market developments or other events that cause or exacerbate the difference between the level of the Underlying and the prices of its components.

PRICES OF FUTURES CONTRACTS ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO HIGH AND UNPREDICTABLE VOLATILITY IN THE UNDERLYING

Market prices of the futures contracts included in the Underlying could be highly volatile and may fluctuate rapidly based on numerous factors, including the factors that affect the prices of these futures contracts. The prices of futures contracts are subject to variables that may be less significant to the values of traditional securities such as stocks and bonds. These variables may create additional risks that cause the value of the securities to be more volatile than the values of traditional securities. As a general matter, the risk of low liquidity or higher volatility around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants may be required to take physical delivery of the underlying commodities. Many commodities are also highly cyclical. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

THE SECURITIES DO NOT OFFER DIRECT EXPOSURE TO COMMODITY SPOT PRICES

The securities are linked to the Underlying, which tracks futures contracts, not physical commodities (or their spot prices). The price of a futures contract reflects the expected value of a commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the securities may underperform a similar investment that is linked to commodity spot prices.

THE SPONSOR OF THE UNDERLYING MAY BE REQUIRED TO REPLACE A CONTRACT INCLUDED IN THE UNDERLYING IF THE EXISTING FUTURES CONTRACT IS TERMINATED OR REPLACED

A futures contract known as a “designated contract” has been selected as the reference contract for each physical commodity designated for inclusion in the Underlying. Data concerning each designated contract will be used to calculate the Underlying. If a designated contract were to be terminated or replaced in accordance with the rules set forth in the Underlying’s methodology, a comparable futures contract would be selected by Bloomberg Index Services Limited (“BISL”), if available, to replace that designated contract. The termination or replacement of any designated contract may have an adverse impact on the return and value of the securities.

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A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE SECURITIES

If a commodity hedging disruption event (as defined under “Description of the Securities — Commodity hedging disruption events” in the accompanying product supplement) occurs, we will have the right, but not the obligation, to accelerate the payment on the securities. The amount due and payable to you upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth business day following the day on which the calculation agent delivers notice of such acceleration. If a commodity hedging disruption event occurs and we decide to exercise our right to accelerate the payment on your securities, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment.

DATA SOURCING, DATA PUBLICATION AND CALCULATION RISKS ASSOCIATED WITH THE UNDERLYING MAY ADVERSELY AFFECT THE LEVEL OF THE UNDERLYING AND THE VALUE OF THE SECURITIES

The composition of the Underlying is recalculated annually relying on historic price, liquidity and production data that is subject to potential errors in data sources or other errors that may affect the weighting of components of the Underlying. Any discrepancies that require revision are not applied retroactively but will be reflected in the weighting calculations of the Underlying for the following year. Additionally, BISL may not discover every discrepancy.

Furthermore, the weightings for the Underlying are determined by BISL, which has a significant degree of discretion with respect to the Underlying. This discretion would permit, among other things, changes to the composition of the Underlying or changes to the manner or timing of the publication of the Underlying at any time during the year if BISL deemed the changes necessary in light of factors that include, but are not limited to: (i) changes in liquidity of the underlying futures contracts that are included in the Underlying or (ii) changes in legal, regulatory, sourcing or licensing matters relating to publication or replication of the Underlying. In particular, without limitation, BISL’s access to and rights to use data in connection with calculating, publishing and licensing the Underlying remain subject to the ongoing consent of the sources of such data (including, without limitation, exchanges), which consent can be revoked at any time. Further, the sources of such data reserve the right to revise the terms and conditions of access and use of their data upon notice to BISL. BISL reserves the right to modify the composition of the Underlying on an as-needed basis to minimize the impact of any loss of access to or revised terms of use with respect to such source data on the Underlying.

BISL has no obligation to take the needs of any parties to transactions involving the Underlying into consideration when reweighting or making any other changes to the Underlying.

THE SECURITIES ARE LINKED TO AN EXCESS RETURN INDEX, RATHER THAN A TOTAL RETURN INDEX

The securities are linked to an underlying that is an excess return index, rather than a total return index. A total return index reflects the returns that would potentially accrue from a hypothetical investment in the components included in such index. By contrast, an excess return index reflects the same returns reflected by the total return version of such index, but minus the cost of the interest paid to borrow the funds to invest in the total return version of such index. Therefore, any payment due to you with respect to these securities, which are linked to an excess return index, will be less than such payment would have been if the securities were linked to a total return index.

NO OWNERSHIP RIGHTS RELATING TO THE UNDERLYING

Your return on the securities will not reflect the return you would realize if you actually owned the components that comprise the Underlying. The return on your investment is not the same as the total return based on a purchase of the components included in the Underlying.

Risks Relating to the Issuer

THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE

Investors are dependent on our ability to pay all amounts due on the securities and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the securities. In addition,

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any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the securities prior to maturity.

CREDIT SUISSE IS SUBJECT TO SWISS REGULATION

As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the securities and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the securities.

Risks Relating to Conflicts of Interest

HEDGING AND TRADING ACTIVITY

We or any of our affiliates may carry out hedging activities related to the securities, including in instruments related to the Underlying. We or our affiliates may also trade instruments related to the Underlying from time to time. Any of these hedging or trading activities on or prior to the Trade Date and during the term of the securities could adversely affect our payment to you at maturity.

POTENTIAL CONFLICTS

We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the issuer for the offering of the securities, hedging our obligations under the securities and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the securities. Further, hedging activities may adversely affect any payment on or the value of the securities. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the securities, which creates an additional incentive to sell the securities to you.

Risks Relating to the Estimated Value and Secondary Market Prices of the Securities

UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES

The payout on the securities can be replicated using a combination of the components described in “The estimated value of the securities on the Trade Date is less than the Price to Public.” Therefore, in addition to the level of the Underlying, the terms of the securities at issuance and the value of the securities prior to maturity may be influenced by factors such as:

•	the expected and actual volatility of the Underlying and the futures contracts underlying the Underlying;

•	the time to maturity of the securities;

•	interest and yield rates in the market generally;

•	the market prices of the futures contracts underlying the Underlying;

•	investors’ expectations with respect to the rate of inflation;

•	trends of supply and demand for the futures contracts underlying the Underlying at any time;

•	geopolitical conditions and economic, financial, political, regulatory, judicial or other events that affect the futures contracts underlying the Underlying or commodities generally and which may affect the level of the Underlying; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

THE ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE IS LESS THAN THE PRICE TO PUBLIC

The initial estimated value of your securities on the Trade Date (as determined by reference to our pricing models and our internal funding rate) is less than the original Price to Public. The Price to Public of the securities includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the securities and the cost of hedging our risks as issuer of the securities through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the securities. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the securities (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Trade Date, we value the components of the securities in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using proprietary pricing models dependent on inputs such as volatility, correlation, dividend rates, interest rates and other factors, including assumptions about future market events and/or environments. These inputs may be market-observable or may be based on assumptions made by us in our discretionary judgment. As such, the payout on the securities can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the securities at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the securities, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar securities of other issuers.

EFFECT OF INTEREST RATE USED IN STRUCTURING THE SECURITIES

The internal funding rate we use in structuring notes such as these securities is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Trade Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities. We will also use our internal funding rate to determine the price of the securities if we post a bid to repurchase your securities in secondary market transactions. See “—Secondary Market Prices” below.

SECONDARY MARKET PRICES

If Credit Suisse (or an affiliate) bids for your securities in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the securities on the Trade Date. The estimated value of the securities on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the securities in the secondary market (if any exists) at any time. The secondary market price of your securities at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models, the related inputs and other factors, including our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is higher than our secondary market credit spreads, our secondary market bid for your securities could be less favorable than what other dealers might bid because, assuming all else equal, we use the higher internal funding rate to price the securities and other dealers might use the lower secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Trade Date, the secondary market price of your securities will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your securities to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission,

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and as a result the price you receive on your securities may be lower than the price at which we may repurchase the securities from such dealer.

We (or an affiliate) may initially post a bid to repurchase the securities from you at a price that will exceed the then-current estimated value of the securities. That higher price reflects our projected profit and costs, which may include discounts and commissions that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The securities are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your securities to maturity.

LACK OF LIQUIDITY

The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on any calculation date, as defined in any accompanying product supplement) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the securities at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in any accompanying product supplement.

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Historical Information

The following graph sets forth the historical performance of the Underlying based on the closing level of the Underlying from January 3, 2017 through March 4, 2022. We obtained the historical information below from Bloomberg, without independent verification.

You should not take the historical levels of the Underlying as an indication of future performance of the Underlying or the securities. Any historical trend in the level of the Underlying during any period set forth below is not an indication that the level of the Underlying is more or less likely to increase or decrease at any time over the term of the securities.

For additional information on the Underlying, see “The Reference Indices — The Bloomberg Commodity Indices” in the accompanying underlying supplement.

The closing level of the Underlying on March 4, 2022 was 127.0295.

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United States Federal Tax Considerations

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “United States Federal Tax Considerations.”

There are no statutory, judicial or administrative authorities that address the U.S. federal income tax treatment of the securities or instruments that are similar to the securities. In the opinion of our counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, a security should be treated as a prepaid financial contract that is an “open transaction” for U.S. federal income tax purposes. However, there is uncertainty regarding this treatment.

Assuming this treatment of the securities is respected and subject to the discussion in “United States Federal Tax Considerations” in the accompanying product supplement, the following U.S. federal income tax consequences should result:

•	You should not recognize taxable income over the term of the securities prior to maturity, other than pursuant to a sale or other disposition.

•	Upon a sale or other disposition (including retirement) of a security, you should recognize capital gain or loss equal to the difference between the amount realized and your tax basis in the security. Such gain or loss should be long-term capital gain or loss if you held the security for more than one year.

We do not plan to request a ruling from the IRS regarding the treatment of the securities, and the IRS or a court might not agree with the treatment described herein. In particular, the IRS could treat the securities as contingent payment debt instruments, in which case the tax consequences of ownership and disposition of the securities, including the timing and character of income recognized, could be materially and adversely affected. Moreover, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. You should consult your tax advisor regarding possible alternative tax treatments of the securities and potential changes in applicable law.

Non-U.S. Holders

Subject to the discussions in the next paragraph and in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “United States Federal Tax Considerations—FATCA” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the securities, you generally should not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the securities, provided that (i) income in respect of the securities is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”). Because the securities reference an index that does not include any Underlying Security, in the opinion of our counsel payment on the securities to Non-U.S. Holders should not be subject to Section 871(m).

A determination that the securities are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. You should consult your tax advisor regarding the potential application of Section 871(m) to the securities.

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If withholding tax applies to the securities, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the securities.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the securities and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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Supplemental Plan of Distribution
(Conflicts of Interest)

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to CSSU.

The distribution agreement provides that CSSU is obligated to purchase all of the securities if any are purchased.

CSSU will offer the securities at the offering price set forth on the cover page of this pricing supplement and will receive discounts and commissions of $27.50 per $1,000 principal amount of securities. CSSU may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. CSSU or another broker or dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts. If all of the securities are not sold at the initial offering price, CSSU may change the public offering price and other selling terms.

An affiliate of Credit Suisse has paid or may pay in the future a fixed amount to broker-dealers in connection with the costs of implementing systems to support these securities.

We expect to deliver the securities against payment for the securities on the Settlement Date indicated herein, which may be a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than two business days after the Trade Date, purchasers who wish to transact in the securities more than two business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent for this offering, CSSU, is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the securities will be used by CSSU or one of its affiliates in connection with hedging our obligations under the securities.

For further information, please refer to “Underwriting (Conflicts of Interest)” in any accompanying product supplement.

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Validity of the Securities

In the opinion of Davis Polk & Wardwell LLP, as United States counsel to Credit Suisse, when the securities offered by this pricing supplement have been executed and issued by Credit Suisse and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such securities will be valid and binding obligations of Credit Suisse, enforceable against Credit Suisse in accordance with their terms, subject to (i) applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, (ii) concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and (iii) possible judicial or regulatory actions or application giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the securities. Insofar as this opinion involves matters governed by Swiss law, Davis Polk & Wardwell LLP has relied, without independent inquiry or investigation, on the opinion of Homburger AG, dated March 8, 2022 and filed by Credit Suisse as an exhibit to a Current Report on Form 6-K on March 8, 2022. The opinion of Davis Polk & Wardwell LLP is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in the opinion of Homburger AG. In addition, the opinion of Davis Polk & Wardwell LLP is subject to customary assumptions about the establishment of the terms of the securities, the trustee’s authorization, execution and delivery of the indenture and its authentication of the securities, and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated March 8, 2022, which was filed by Credit Suisse as an exhibit to a Current Report on Form 6-K on March 8, 2022. Davis Polk & Wardwell LLP expresses no opinion as to waivers of objections to venue, the subject matter or personal jurisdiction of a United States federal court or the effectiveness of service of process other than in accordance with applicable law. In addition, such counsel notes that the enforceability in the United States of Section 10.08(c) of the indenture is subject to the limitations set forth in the United States Foreign Sovereign Immunities Act of 1976.

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